SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 7)*

National Patent Development Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

3763951098

(CUSIP Number)

Harvey P. Eisen
c/o Bedford Oak Advisors, LLC
100 South Bedford Rd.
Mt. Kisco, NY 10549
(914) 242-5701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Joseph P. Cunningham, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

January 4, 2012

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 3763951098	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Bedford Oak Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON ☐ 2,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%* (See Item 5)
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 3763951098	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Bedford Oak Acorn, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,897,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,897,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%* (See Item 5)
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 3763951098	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Bedford Oak Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%* (See Item 5)
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 3763951098	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Bedford Oak Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,347,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,347,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,347,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%* (See Item 5)
14	TYPE OF REPORTING PERSON* IA

SCHEDULE 13D

CUSIP No. 3763951098	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,141,006* (See Item 5)
	8	SHARED VOTING POWER 5,347,000
	9	SOLE DISPOSITIVE POWER 3,141,006* (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,347,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,488,006* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%* (See Item 5)
14	TYPE OF REPORTING PERSON* IN

Explanatory Note

This Amendment No. 7 to Schedule 13D updates share and option information of the Reporting Persons.

Item 1.                                Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 7”) amends and supplements the Schedule 13D/A filed on January 3, 2012 (“Amendment No. 6”), the Schedule 13D/A filed on September 20, 2010 (“Amendment No. 5”), the Schedule 13D/A filed on June 3, 2010 (“Amendment No. 4”), the Schedule 13D/A filed on October 7, 2008 (“Amendment No. 3”), the Schedule 13D/A filed on December 31, 2007 (“Amendment No. 2”), the Schedule 13D/A filed on October 3, 2007 (“Amendment No. 1”) and the Schedule 13D filed on August 28, 2007 (the “Original Schedule 13D” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, collectively referred to herein as the “Schedule 13D”).  This Amendment No. 7 relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Patent Development Corporation (the “Company”).  The address of the principal executive offices of the Company is 100 South Bedford Road, Suite 2R, Mount Kisco, New York 10549.

Item 2.                      Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by (i) Bedford Oak Capital, L.P., a Delaware limited partnership (“Capital”); (ii) Bedford Oak Acorn, L.P., a Delaware limited partnership (“Acorn”) (iii) Bedford Oak Offshore, Ltd., a Cayman Islands company (“Offshore”), (iv) Bedford Oak Advisors, LLC, a Delaware limited liability company (the “Advisor”); and (v) Mr. Harvey P. Eisen (collectively the “Reporting Persons”). This Schedule 13D reports the direct beneficial ownership of Common Stock held by the Partnership and Mr. Eisen. The investment manager of the Capital, Acorn and Offshore is the Advisor. The managing member of the Advisor is Mr. Eisen, who is responsible for all investment decisions made by the Advisor.

The director of Offshore is Sarah Kelly.

(b) The address of the principal business and principal office of Capital, Acorn, Advisors and Mr. Eisen is 100 South Bedford Road, Mt. Kisco, New York 10549.

The address of Offshore and the directors of Offshore is c/o International Management Services, PO Box 61, 4th Floor, Harbour Centre, Grand Cayman KY1-1102.

(c) The principal business of Capital, Acorn and Offshore is investment in securities. The principal business of the Advisor and Mr. Eisen is investment management, including the management of the Capital, Acorn and Offshore.

The directors of Offshore are employed by International Management Services Ltd., a firm engaged in the management of offshore corporations.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Capital and Acorn are Delaware limited partnerships.  Offshore is a Cayman Islands company.  Advisors is a Delaware limited liability company.  Mr. Eisen is a United States citizen.  The directors of Offshore are citizens of the United Kingdom.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to include the following:

On January 4, 2012, Mr. Eisen purchased 383,153 shares of Common Stock on the open market at a weighted average price of $1.74.  These shares of Common Stock were purchased in multiple transactions at prices ranging from $1.70 to $1.85, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range.

Item 4.                      Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to include the following:

The purpose of the acquisitions of shares of Common Stock by Mr. Eisen on January 4, 2012 is for investment in the Company.

Other than as set forth above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

Items 5 of Schedule 13D is hereby amended and restated in its entirety as follows

(a)
As of the date hereof, Capital directly beneficially owns 2,150,000 shares of Common Stock, constituting approximately 10.6%* of the outstanding shares, Acorn directly beneficially owns 1,897,000 shares of Common Stock, constituting approximately 9.3%* of the outstanding shares and Offshore directly beneficially owns 1,300,000 shares of Common Stock, constituting approximately 6.4%* of the outstanding shares (based on  17,583,641 shares of Common Stock outstanding as of November 2, 2011, as disclosed by the Company in its quarterly report filed on Form 10-Q for the period ended September 30, 2011).  In its capacity as investment manager of Capital, Acorn and Offshore, such shares may be deemed to be indirectly beneficially owned by the Advisor and, in his capacity as managing member of the Advisor, by Mr. Eisen.  The Advisor may be deemed to indirectly beneficially own 5,347,000 shares of Common Stock, or approximately 26.3%* of the outstanding shares.  Mr. Eisen directly owns an additional 391,006 shares of Common Stock, has vested options to acquire an additional 2,583,333 shares of Common Stock and has unvested options to acquire an additional 166,667 shares of Common Stock and thereby may be deemed to beneficially own an aggregate of 8,488,006* shares of Common Stock, or approximately 41.7%* of the outstanding shares.

*
Includes 2,583,333 shares of Common Stock issuable upon the exercise of vested options held by Mr. Eisen and 166,667 shares of Common Stock issuable upon the exercise of unvested options held by Mr. Eisen.

(b)
Capital and the Advisor share the power to direct the vote and the disposition of 2,150,000 shares of Common Stock owned by Capital pursuant to an investment advisory agreement.  Acorn and the Advisor share the power to direct the vote and the disposition of 1,897,000 shares of Common Stock owned by Acorn pursuant to an investment advisory agreement.  Offshore and the Advisor share the power to direct the vote and the disposition of 1,300,000 shares of Common Stock owned by Offshore pursuant to an investment advisory agreement.  The Advisor (in its capacity as investment manager of Capital, Acorn, Offshore and certain other private investment partnerships) and Mr. Eisen (as managing member of the Advisor) share the power to direct the vote and the disposition of the 5,347,000 shares of Common Stock owned by Capital, Acorn, Offshore and certain other private investment partnerships managed by the Advisor.  Mr. Eisen has the sole power to direct the vote and the disposition of the 391,006 shares of Common Stock held directly by him, the 2,583,333 vested options to purchase shares of Common Stock and the 166,667 unvested options to purchase shares of Common Stock.

(c)	Other than as described in Item 3 and Item 4 above, none of the Reporting Persons have completed any transactions in the Common Stock of the Company during the last sixty days.

(d)
No person other than the Adviser or Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Partners, Capital, Acorn, or Offshore.  No person other than Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by him.

(e)	Not applicable.

By virtue of the relationships among the Reporting Persons, as described in Item 2, the Reporting Persons and the funds may be deemed to be a “group” under the Federal securities laws.  Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2012
BEDFORD OAK CAPITAL, L.P.

By: Bedford Oak Management, LLC

By:  /s/ Harvey P. Eisen
Name:  Harvey P. Eisen
Title: Managing Member

BEDFORD OAK ACORN, L.P.

By: Bedford Oak Management, LLC

By:  /s/ Harvey P. Eisen
Name:  Harvey P. Eisen
Title: Managing Member

BEDFORD OAK OFFSHORE, LTD.

By:  /s/ Sarah Kelly
Name:  Sarah Kelly
Title:  Director

BEDFORD OAK ADVISORS, LLC

By:  /s/ Harvey P. Eisen
       Name:  Harvey P. Eisen
       Title: Managing Member

HARVEY P. EISEN

By:  /s/ Harvey P. Eisen
       Harvey P. Eisen

Signature Page to Schedule 13D